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                                                                    EXHIBIT 12.1



                                   VALERO L.P.
         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (IN THOUSANDS, EXCEPT RATIO)


                                                                        YEARS ENDED DECEMBER 31,
                                                                        ------------------------
                                                      2002           2001          2000          1999          1998
                                                      ----           ----          ----          ----          ----
Earnings:
Income from continuing operations
  before provision for income taxes and
  income from equity investees                     $ 52,350          $ 42,694      $ 35,968      $ 65,445      $ 54,910

Add:
     Fixed charges                                    5,492             4,203         5,266           997         1,001
     Amortization of capitalized
       interest                                          48                39            34            32            28
     Distributions from Skelly-Belvieu
       Pipeline Company                               3,590             2,874         4,658         4,238         3,692
Less: Interest capitalized                             (255)             (298)            -          (115)         (121)
                                                   --------          --------      --------      --------     ---------
       Total earnings                              $ 61,225          $ 49,512      $ 45,926      $ 70,597      $ 59,510
                                                   ========          ========      ========      ========      ========


Fixed charges:
     Interest expense (1)                           $ 4,968           $ 3,721       $ 5,181        $  777        $  796
     Amortization of debt issuance costs                160                90             -             -             -
     Interest capitalized                               255               298             -           115           121
     Rental expense interest factor (2)                 109                94            85           105            84
                                                   --------          --------      --------      --------     ---------
       Total fixed charges                          $ 5,492           $ 4,203       $ 5,266        $  997       $ 1,001
                                                    =======           =======       =======        ======       =======

Ratio of earnings to fixed charges                   11.2 x             11.8x          8.7x         70.8x         59.5x
                                                   ========          ========      ========      ========      ========


(1) The interest expense, net reported in the Partnership's consolidated statements of income for the years ended December 31, 2002 and 2001 includes interest income of $248,000 and $69,000, respectively.
(2) The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.